UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CHARAH SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15957P105

(CUSIP Number)

Mark Spender

Bernhard Capital Partners

400 Convention Street, Suite 1010

Baton Rouge, LA, 70802

(225) 228-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Julian Seiguer

Kirkland & Ellis LLP

609 Main Street, Suite 4500

Houston, Texas 77002

(713) 836-3600

December 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS Charah Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,826,883
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,826,883
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,826,883
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.61%
12	TYPE OF REPORTING PERSON (see instructions) PN

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS Charah Holdings GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,826,883
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,826,883
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,826,883
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.61%
12	TYPE OF REPORTING PERSON (see instructions) OO

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS BCP Energy Services Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,074,443
	6	SHARED VOTING POWER 2,826,883
	7	SOLE DISPOSITIVE POWER 5,074,443
	8	SHARED DISPOSITIVE POWER 2,826,883

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,901,326
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.46%
12	TYPE OF REPORTING PERSON (see instructions) PN

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS BCP Energy Services Fund-A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,031,019
	6	SHARED VOTING POWER 2,826,883
	7	SOLE DISPOSITIVE POWER 7,031,019
	8	SHARED DISPOSITIVE POWER 2,826,883

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,857,902
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.04%
12	TYPE OF REPORTING PERSON (see instructions) PN

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS Charah Preferred Stock Aggregator, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,386,282
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,386,282
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,386,282
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.93%
12	TYPE OF REPORTING PERSON (see instructions) PN

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS Charah Preferred Stock Aggregator GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,386,282
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,386,282
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,386,282
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.93%
12	TYPE OF REPORTING PERSON (see instructions) OO

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS BCP Energy Services Fund GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 24,318,627
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 24,318,627
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,318,627
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 56.83%
12	TYPE OF REPORTING PERSON (see instructions) PN

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS BCP Energy Services Fund UGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 24,318,627
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 24,318,627
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,318,627
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 56.83%
12	TYPE OF REPORTING PERSON (see instructions) OO

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS James M. Bernhard Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,318,627
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,318,627
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,318,627
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 56.83%
12	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS Jeffrey Scott Jenkins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,318,627
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,318,627

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,318,627
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 56.83%
12	TYPE OF REPORTING PERSON (See Instructions) IN

AMENDMENT NO. 2 TO SCHEDULE 13D

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed on March 26, 2020, as amended by that certain Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1”), filed on November 23, 2020 and as amended through this Amendment No. 2 (the “Schedule 13D”). Except as specifically amended by this Amendment No. 2, the Schedule 13D remains in full force and effect. Capitalized terms used but not otherwise defined herein shall have the respective meanings previously ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and supplemented to include the following:

(a) As of the date hereof, the Reporting Persons beneficially own 24,318,627 shares of Common Stock, representing 56.8% of the outstanding shares.

The ownership percentage appearing on such cover pages has been calculated based on an aggregate total of 33,407,806 shares of Common Stock issued and outstanding as of November 1, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021, plus 9,386,282 shares of Common Stock beneficially owned by the Reporting Persons underlying the Series A Preferred Stock.

(b) See items 1 through 10 of the cover pages to this Statement for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c) Since the filing of Amendment No. 1, the Reporting Persons have sold a total of 523,576 shares of Common Stock, for an aggregate sales price of $2,591,308.53, which amount excludes commissions and other execution-related costs. Except for the transactions set forth in Schedule I, the Reporting Persons have not effected any transaction in Common Stock during the past 60 days. All such transactions were effected in the open market pursuant to a 10b5-1 sales plan.

(d) To the best knowledge of the Reporting Persons, no other person besides the Reporting Persons or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2022

BCP ENERGY SERVICES UGP, LLC

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP ENERGY SERVICES FUND GP, LP
By: BCP Energy Services Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

CHARAH PREFERRED STOCK AGGREGATOR, LP
By: Charah Preferred Stock Aggregator GP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

CHARAH PREFERRED STOCK AGGREGATOR GP, LLC By: BCP Energy Services Fund GP, LP, its general partner By: BCP Energy Services Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP ENERGY SERVICES FUND-A, LP
By: BCP Energy Services Fund GP, LP, its general partner
By: BCP Energy Services Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP ENERGY SERVICES FUND, LP
By: BCP Energy Services Fund GP, LP, its general partner
By: BCP Energy Services Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

CHARAH HOLDINGS GP LLC

By:	/s/ Mark Spender
Name:	Mark Spender
Title:	Authorized Signatory

CHARAH HOLDINGS LP
By: Charah Holdings GP LLC, its general partner

By:	/s/ Mark Spender
Name:	Mark Spender
Title:	Authorized Signatory

JAMES M. BERNHARD JR.

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Attorney-in-fact

JEFFERY SCOTT JENKINS

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins

SCHEDULE I

This schedule sets forth information with respect to each sale of Common Stock that was effectuated by the Reporting Persons through Charah Holdings LP, BCP Energy Services Fund, LP and BCP Energy Services Fund-A, LP.

Charah Holdings LP

Date	Number of Shares	Price Per Share	Principal(1)
12/30/2021	34,077	$4.80151	$163,621.06

BCP Energy Services Fund, LP

Date	Number of Shares	Price Per Share	Principal(1)
12/30/2021	61,169	$4.80151	$293,703.57

BCP Energy Services Fund-A, LP

Date	Number of Shares	Price Per Share	Principal(1)
12/30/2021	84,754	$4.80151	$406,947.18

(1)	Principal excludes commissions and other execution-related costs.